UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1 (c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b) (8)	[ ]

Hashimoto Sogyo Holdings Ltd.
(Name of Subject Company)
Hashimoto Sogyo Holdings Ltd.
(Translation of Subject Company’s Name into English (if applicable))
JAPAN
(Jurisdiction of Subject Company’s Incorporation or Organization)
Hashimoto Sogyo Holdings Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Masaaki Hashimoto
President and Representative Director
Hashimoto Sogyo Holdings Ltd.
9-9 Kodenmacho, Nihonbashi, Chuou-ku,Tokyo Japan 103-0001 (Tel: +81336659001)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit 1: Notice of a Basic Agreement Concluded by Hashimoto Sogyo Holdings and JK Holdings for Launching a Discussion into Business Integration Through the Establishment of a Joint Holding Company (Share Transfer)

Item 2. Informational Legends

Included in the Exhibit 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	N/A
(2)	N/A
(3)	N/A

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X was filed with the commission on April 27, 2017.
(2)N/A

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Masaaki Hashimoto
(Signature)

Masaaki Hashimoto
Representative Director and President of Hashimoto Sogyo Holdings Ltd.
(Name and Title)

April 27, 2017
(Date)